UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2021

Commission File Number 001-40306

UTIME LIMITED
(Translation of registrant’s name into English)

7th Floor, Building 5A Shenzhen Software Industry Base, Nanshan District Shenzhen, People’s Republic of China 518061
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒           Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Entry into a Material Definitive Agreement

On October 6, 2021, United Time Technology Co., Ltd. (“UTime SZ”), a consolidated subsidiary controlled by the Company through certain variable-interest-entity agreements, entered into an investment agreement (the “Investment Agreement”) with the local government of Jiangnan, Nanning (the “Jiangnan Government”) pursuant to which UTime SZ agreed to invest an aggregate of RMB 150 million (approximately USD 23.2 million) by establishing manufacturing facilities and producing electronic devices at Jiangnan, Nanning. The Company agreed to incorporate an operating entity (the “Jiangnan Subsidiary”) with at least USD 2 million of investment from foreign sources by October 21, 2021 and to begin manufacturing electronic devices off the assembly lines installed at the factory located at Jiangnan, Nanning by February 6, 2022. The Jiangnan Government agreed to provide to the Jiangnan Subsidiary various benefits, including discounted rent for local factory and worker’s dormitories, cash subsidies against the relocation of manufacturing equipment and logistics expenses and coordination with the financial institutions on granting credit lines or loans to the Jiangnan Subsidiary. UTime SZ further agreed not to use the rented factory for subleasing or any other purposes without the prior consent of the Jiangnan Government or to use the cash subsidies for non-operating purposes, including paying dividends to equity holders.

EXHIBIT INDEX

Exhibit Number	Description
10.1	Unofficial English Translation of the Investment Agreement, dated October 6, 2021, by and between UTime Technology Co., Ltd. and People’s Government of Jiangnan District in Nanning City
10.2	Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UTIME LIMITED
(Registrant)

Date: October 6, 2021	By:	/s/ Minfei Bao
Minfei Bao
Chief Executive Officer

3